                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G


                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                                ECSOFT GROUP PLC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                  279240-10-5
                         ------------------------------
                                 (CUSIP Number)











                               February 28, 2000
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[_]      Rule 13d-1(d)

CUSIP No. 279240-10-5


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS.
     Paul J. Schupf Assocates

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
     ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           252,700
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         252,700
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     252,700
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     2.18%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON


     IA
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  ECSoft Group Plc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  101 Wigmore Street
                  London
                  W1H9AB
                  England, U.K.

ITEM 2(a).        NAME OF PERSON FILING:

                  Paul J. Schupf Associates

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  P.O. Box 179
                  27 Payne Street
                  Hamilton, NY 13346

ITEM 2(c).        CITIZENSHIP:

                  USA

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  279240-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


                      [_] Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).

                      [_] Bank as defined in section 3(a)(6) of the Act (15
                          U.S.C. 78c).

                      [_] Insurance company as defined in section
                          3(a)(19) of the Act (15 U.S.C. 78c).

                      [_] Investment company registered under section 8
                          of the Investment Company Act of 1940 (15
                          U.S.C. 80a-8).

                      [X] An investment adviser in accordance with
                          Section 240.13d-1(b)(1)(ii)(E);

                      [_] An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F);

                      [_] A parent holding company or control person in
                          accordance with Section 240.13d-1(b)(1)(ii)(G);

                      [_] A savings associations as defined in Section
                          3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                      [_] A church plan that is excluded from the
                          definition of an investment company under
                          section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                      [_] Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP:

                  This Amendment is intended to amend the Schedule 13(g) filing made as of December 31, 1999, which pursuant to an administrative error reflected an incorrect shareholding. As of December 31, 1999 Paul J. Schupf Associates beneficially owned 869,100 Common Stock shares of ECSoft Group Plc., which represented 7.49% of aggregate outstanding shares of that class. As a result of dispositions, the number of Common Stock Shares held by Paul J. Schupf Associates fell to 252,700 on February 28, 2000, which represented 2.18% of aggregate outstanding shares of that Class. During the period from February 28, 2000 through the date hereof, there have been no material purchases which have increased the number of Common Stock Shares held by Paul J. Schupf Associates to 5% or more.

                  Paul J. Schupf Associates has sole power to vote or direct the vote the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:        |X|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:
                  Not applicable.

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  6/27/00
                                     --------------------------------
                                                   Date


                                            /s/ Paul J. Schupf
                                     --------------------------------
                                              Paul J. Schupf